UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

(Date of Report (date of earliest event reported)): November 2, 2010

National Bancshares Corporation

(Exact name of registrant specified in its charter)

Ohio	0-14773	34-1518564
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

112 West Market Street, Orrville, Ohio	44667
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   (330) 682-1010

[Not Applicable]

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)

Item 2.02 Results of Operations and Financial Condition

PRESS RELEASE: On November 2, 2010, National Bancshares Corporation issued a press release containing financial information and accompanying discussion for the quarter ended September 30, 2010. A copy of the press release is attached to the Current Report as Exhibit 99.1 and is incorporated into this report by reference.

The information in this Form 8-K and in Exhibit 99.1 attached hereto shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liability of that Section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

ITEM 9.01 Financial Statements and Exhibits

(c) Exhibits

Exhibit 99.1 National Bancshares Corporation press release dated November 2, 2010 containing financial information and accompanying discussion for the quarter and year-to-date periods ended September 30, 2010.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

National Bancshares Corporation

Date: November 2, 2010

/s/ David C. Vernon
David C. Vernon
President and Chief Executive Officer

/s/ James R. VanSickle
James R. VanSickle
Senior Vice President and
Chief Financial Officer

PRESS RELEASE   Exhibit 99.1

Company: National Bancshares Corporation
             OTC Bulletin Board - NBOH
Contact: David C. Vernon, President and CEO
Address: 112 West Market Street
             Orrville, Ohio 44667
Phone: 330-682-1010
Fax: 330-682-4644

For Immediate Release: November 2, 2010

National Bancshares Corporation Announces Third Quarter Earnings

Orrville, Ohio -- National Bancshares Corporation, the holding company for First National Bank, reported net income of $866 thousand for the quarter ended September 30, 2010, an increase from $267 thousand for the same period in 2009. The earnings increase was caused primarily by an increase in noninterest income and a decrease in the provision for loan losses, partially offset by an increase in noninterest expense. Earnings per share were $0.39 and $0.12 for the quarter ended September 30, 2010 and 2009, respectively.

Third Quarter 2010 Business Highlights:

- Net interest income for the quarter ended September 30, 2010 was $3.12 million, an increase of 1.6% from $3.07 million for the same period in 2009.

- Interest income on loans for the three-month period ended September 30, 2010 increased $217 thousand to $2.7 million, compared to the same period in 2009.

- Interest expense on deposits for the quarter was $536 thousand, a decrease of 21.3% compared to $681 thousand for the same period in 2009.

- The provision for loan losses decreased to $228 thousand from $576 thousand in the same period in 2009.

- Net securities gains totaled $540 thousand in the quarter compared to $79 thousand in 2009. $13.2 million of securities were sold in the third quarter of 2010. The securities sold primarily consisted of First National originated mortgage loans.

Year-to-date 2010 Business Highlights:

- Total assets have increased $14.9 million, from $370.2 million as of December 31, 2009 to $385.1 million as of September 30, 2010.

- Total deposits have increased $17.9 million, from $291.4 million as of December 31, 2009 to $309.3 million as of September 30, 2010.

- Adversely classified loans decreased from $14.6 million as December 31, 2009 to $10.0 million at September 30, 2010.

Year-to-Date September 30, 2010 Financial Summary:

Net income for the first nine months of 2010 was $1.32 million or $0.60 per basic and diluted earnings per share compared to $1.29 million or $0.58 per basic and diluted earnings per share for the same period in 2009. The earnings increase was caused primarily by an increase in net interest income and noninterest income, partially offset by an increase in the provision for loan losses and an increase in noninterest expense.

Net interest income for the first nine months of 2010 increased $252 thousand to $9.3 million from $9.1 million in the first nine months of 2009. Net interest income was positively impacted by the growth in average balances of loans and deposits and a decrease in the cost of funds, partially offset by a decrease in the yield on earning assets.

Provision for loan losses totaled $1.4 million for the first nine months of 2010 compared to $927 thousand for the same period in 2009. The increase in the provision for loan losses is primarily related to the deterioration in 2010 of two loan relationships mentioned later in the financial condition section.

Noninterest income for the nine months ended September 30, 2010 increased to $2.4 million or 23.2%, from $2.0 million for the same period in 2009. The change is primarily related to the increase in net gains recorded on the sale of securities from $387 thousand in 2009 to $616 thousand in 2010.

Noninterest expense for the nine months ended September 30, 2010 was $8.9 million, an increase of 4.6% from $8.5 million for the same period in 2009. The increase resulted primarily from increased legal fees related to loan collection expenses and the costs associated with a project to convert all loan and deposit documents to digital images. The conversion of the loan and deposit documents to digital images was completed in August of 2010.

September 30, 2010 Financial Condition:

Total assets increased 4.0% to $385.1 million as of September 30, 2010, from $370.2 million at December 31, 2009. Securities available for sale totaled $131.8 million as of September 30, 2010, compared to $130.2 million at December 31, 2009. Loans, net of allowance for loan losses increased $933 thousand to $195.0 million as of September 30, 2010, compared to $194.1 million at December 31, 2009.

Deposits increased 6.2% to $309.3 million as of September 30, 2010, compared to $291.4 million at December 31, 2009. Shareholders' equity increased 4.3% to $40.6 million at September 30, 2010, from $38.9 million at the end of 2009. Accumulated other comprehensive income, which is the net unrealized gain or loss on securities classified as available for sale, net of tax, increased to $3.4 million as of September 30, 2010, compared to $2.5 million as of December 31, 2009.

The allowance for loan losses to total loans outstanding was 1.39% as of September 30, 2010, which is a decrease from 1.47% at December 31, 2009. The decrease in the allowance for loan losses was primarily related to a $1.1 million partial charge-off of a commercial credit and a $270 thousand charge-off of a commercial real estate loan sold in the second quarter. These loans were graded substandard and considered impaired as of December 31, 2009. $720 thousand was allocated to the allowance for loan losses for these two loans as of December 31, 2009. The provision for loan losses for the nine months ended September 30, 2010 was $1.4 million, compared to $927 thousand for the same period in 2009. Net charge-offs were $1.5 million for the nine months ended September 30, 2010, compared to $638 thousand for the same period in 2009.

Total nonperforming loans decreased from $5.2 million as of December 31, 2009 to $3.6 million at September 30, 2010. Non-performing loans consist of loans placed on non-accrual status and loans past due over 90 days and still accruing interest. Loans, past due greater than 30 days decreased from $1.7 million as of December 31, 2009 to $1.3 million as of September 30, 2010. Adversely classified loans, including loans graded special mention, doubtful and substandard, decreased from $14.6 million as of December 31, 2009 to $10.0 million as of September 30, 2010. The Bank's classification ratio declined to 29.5% in the third quarter from 39.5% as December 31, 2009. The classification ratio is calculated using total adversely classified assets (excluding special mention loans) divided by Tier 1 capital plus allowance for loan losses. Management believes the allowance for loan losses is adequate as of September 30, 2010.

Third-Quarter 2010 Financial Summary:

Net interest income for the quarter ended September 30, 2010 was $3.12 million, an increase of 1.6% from $3.07 million for the same period in 2009, the second-highest level of net interest income for a quarter in the Bank's history.

Noninterest income for the quarter ended September 30, 2010 increased 103.2%, from $595 thousand for the same period in 2009 to $1.2 million. The increase is primarily related to net gains recorded on the sale of First National originated mortgage backed securities.

Noninterest expense for the quarter ended September 30, 2010 was $2.9 million, an increase of 5.0% from $2.8 million for the same period in 2009. The increase in noninterest expense was due primarily to an increase in salaries and benefits expense and occupancy expense.

Income tax expense was $288 thousand for the three months ended September 30, 2010, an increase of $270 thousand compared to the same period in 2009. Higher pre-tax income in 2010, compared to the same period in 2009, is the primary cause of the increase.

National Bancshares Corporation's subsidiary, First National Bank, is headquartered in Orrville, Ohio with fourteen full service offices located in Orrville, Massillon, Wooster, Apple Creek, Dalton, Fairlawn, Kidron, Lodi, Mt. Eaton, Seville and Smithville and a loan production office in Salem, OH.

Forward-Looking Statements -- This press release contains forward-looking statements as referenced in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to many risks and uncertainties. Actual results could differ materially from those indicated by the forward-looking statements. These include factors such as changes in the regulatory environment, changes in business conditions and inflation, risks associated with credit quality and other factors discussed in the Company's filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2009. The Company assumes no obligation to update any forward-looking statement.

Selected Consolidated Financial Data

Balance Sheet Data: (dollars in thousands)	Sep 30, 2010	Jun 30, 2010	Mar 31, 2010	Dec 31, 2009	Sep 30, 2009
Cash and cash equivalents	$21,805	$25,975	$28,832	$8,124	$15,732
Securities available for sale	131,799	131,734	123,539	130,241	135,222
Loans, net	195,004	191,078	191,483	194,071	183,464
Deposits	309,296	309,080	306,006	291,373	279,475
Repurchase agreements	6,551	6,980	6,893	6,105	6,782
Federal Home Loan Bank advances	25,000	25,000	25,000	27,000	27,000
Shareholders' equity	40,585	39,977	39,666	38,903	39,395
Total assets	385,108	384,340	381,325	370,228	356,773

Income Statement Data: (dollars in thousands except per share data)	Nine months ended		
	Sep 30, 2010	Sep 30, 2009	Change
Interest income	$11,797	$12,386	(4.8) %
Interest expense	2,464	3,305	(25.4) %
Net interest income	9,333	9,081	2.8 %
Provision for loan losses	1,350	927	45.6 %
Net interest income after provision for loan losses	7,983	8,154	(2.1) %
Noninterest income	2,446	1,985	23.2 %
Noninterest expense:			
Salaries and employee benefits	4,115	4,003	2.8 %
Data processing	758	670	13.1 %
Net occupancy	917	789	16.2 %
Professional and consulting fees	570	402	41.8 %
FDIC assessment	398	512	(22.3) %
Other	2,120	2,110	0.5 %
Total noninterest expense	8,878	8,486	4.6 %
Income before income taxes	1,551	1,653	(6.2) %
Income taxes	234	367	(36.2) %
Net income	$1,317	$1,286	2.4 %
Earnings per share, basic and diluted	$0.60	$0.58	3.4 %
Weighted average shares outstanding	2,205,973	2,202,368	

Income Statement Data: (dollars in thousands except per share data)	Three months ended		
	Sep 30, 2010	Sep 30, 2009	Change
Interest income	$3,919	$4,026	(2.7) %
Interest expense	799	954	(16.2) %
Net interest income	3,120	3,072	1.6 %
Provision for loan losses	228	576	(60.4) %
Net interest income after provision for loan losses	2,892	2,496	15.9 %
Noninterest income	1,209	595	103.2 %
Noninterest expense:			
Salaries and employee benefits	1,380	1,329	3.8 %
Data processing	261	224	16.5 %
Net occupancy	319	262	21.8 %
Professional and consulting fees	178	171	4.1 %
FDIC assessment	132	116	13.8 %
Other	677	704	(3.8) %
Total noninterest expense	2,947	2,806	5.0 %
Income before income taxes	1,154	285	304.9 %
Income taxes	288	18	1500.0 %
Net income	$866	$267	224.3 %
Earnings per share, basic and diluted	$0.39	$0.12	225.0 %
Weighted average shares outstanding	2,205,973	2,202,368	

Quarterly Earnings Summary
Previous Eight Quarters:

(dollars in thousands except per share data)	Sep 2010	Jun 2010	Mar 2010	Dec 2009
Interest income	$3,919	$3,920	$3,958	$4,082
Interest expense	799	819	846	932
Net interest income	3,120	3,101	3,112	3,150
Provision for loan losses	228	615	507	902
Net interest income after provision for loan losses	2,892	2,486	2,605	2,248
Noninterest income	1,209	612	625	976
Noninterest expense	2,947	3,002	2,929	2,878
Income before income taxes	1,154	96	301	346
Income taxes	288	(62)	8	31
Net income	$866	$158	$293	$315
Earnings per share				
Basic and Diluted	$0.39	$0.07	$0.13	$0.14
Cash dividends per share	$0.08	$0.08	$0.08	$0.08
Weighted average shares outstanding	2,205,973	2,205,973	2,205,973	2,202,721

	Sep 2009	Jun 2009	Mar 2009	Dec 2008
Interest income	$4,026	$4,149	$4,208	$4,311
Interest expense	954	1,136	1,215	1,375
Net interest income	3,072	3,013	2,993	2,936
Provision for loan losses	576	228	123	98
Net interest income after provision for loan losses	2,496	2,785	2,870	2,838
Noninterest income	595	756	645	609
Noninterest expense	2,806	2,945	2,735	2,606
Income before income taxes	285	596	780	841
Income taxes	18	142	207	226
Net income	$267	$454	$573	$615
Earnings per share				
Basic and Diluted	$0.12	$0.21	$0.26	$0.28
Cash dividends per share	$0.08	$0.08	$0.08	$0.16
Weighted average shares outstanding	2,202,368	2,202,368	2,202,368	2,202,368